PETROSONIC ENERGY, INC.

April 16, 2013

VIA EDGAR

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

Re: Petrosonic Energy, Inc.

Form 10-K for the Transition Period from

November 1, 2011 to December 31, 2011

Filed October 11, 2012

File No. File No. 000-53881

Dear Mr. Reynolds:

This letter is in response to your letter dated March 9, 2013 to Petrosonic Energy, Inc. (the "Company") regarding the Company's Annual Report on Form 10-K for the transition period from November 1, 2011 to December 31, 2011 (the "Form 10-K). For your ease of reference, we have repeated the comments included in your letter immediately above each response. Please note that this letter addresses only the comments relating to the Form 10-K and that the comment numbers key to the numbers included in your letter dated March 9, 2013. The responses to the comments relating to the registration statement on Form S-1 filed by the Company on February 11, 2013 and subsequently amended will be included in a separate letter. In conjunction with this letter, the Company is providing amendment number 1 to the Form 10-K (the "Amendment") for your review.

1. We note that Note 5 in the Notes to the Financial Statements for Petrosonic Albania SHA indicates that Sonoro Energy Ltd. received 60,000 common shares from Petrosonic Albania SHA in exchange for Sonoro Energy’s heavy oil technology license as of December 31, 2011. Please advise us of the value of the consideration paid to Sonoro Energy Ltd. as of December 31, 2011 for the license of the heavy oil technology. Specifically address the valuation of the 60,000 shares of common stock from Petrosonic Albania SHA. We may have further comment.

The 60,000 shares were issued to one of the founders at inception. The fair value of the common shares at inception was determined to be nominal. The license was valued at the contributor’s basis which was zero. Please also see our response to comment 58.

2. We note that the website of Petrosonic Energy contains a presentation with a title “Petrosonic Energy December 2012”. The presentation is at http://www.petrosonic.net/i/pdf/presentations/PSON-Corp-Presentation.pdf. We also note that the company presents financial summary information in the presentation on page 21 in a Summary Financial Table. We do not understand the company’s basis for making these projections regarding the number of units in production, the annual volume, the amount of revenues, net income and free cash flow that will be generated in years 1 through year 5. We note the assumption that total barrels processed is based on 1,000 bbl per day unit, 360 day year at 90% efficiency. Given that the company has no history of revenues from operations, has a limited operating history, that the company expects to incur significant losses into the foreseeable future, and that there is no assurance that the company will ever generate any revenues or ever achieve profitability, we do not understand your reasonable basis for making these projections. Absent a reasonable basis for these projections, such as historical operations and processing rates or historical operating trends that support these projections, you must revise your presentation to delete these projections. Projections must be reasonably objective and have persuasive support. See Item 10 of Regulation S-K. Please revise to delete the projections or present all required disclosure including the basis for all assumptions. We may have further comment.

Mr. Larry Spirgel, Assistant Director

Securities and Exchange Commission

April 16, 2013

We have removed the presentation from our website.

4. Please revise to address the ownership and relationships between Petrosonic Energy, Inc., Sonoro Energy Ltd., Petrosonic Albania Sha., and Albnafta, Ltd. Specifically address the acquisition of assets from Sonoro Energy Ltd. on July 27, 2012 and the material terms of the acquisition including the payments for the asset acquisition. Also briefly address, in this section, any licensing agreements between the companies and clarify any other important relationships between these companies. Clarify the ownership of Petrosonic Albania Sha. Please consider adding a diagram showing the corporate structure of Petrosonic Energy, Inc. and the other companies to better help the investors understand the noted transactions. We may have further comment.

We have revised this disclosure as you requested. Please see pages 1 and 2 of the Amendment.

6. Please add a risk factor regarding your auditor’s report, which expresses substantial doubt about your ability to continue as a going concern.

We have added this risk factor, as you requested. Please see page 14 of the Amendment.

We have incurred losses in prior periods …, page 3

7. Please revise to indicate the amount of company losses through September 30, 2012.

We have revised this risk factor, as you requested. Please see page 14 of the Amendment, which disclosed the Company’s losses through December 31, 2011. When we file the amended registration statement, this disclosure will be updated through December 31, 2012.

Our future is dependent upon our ability to obtain financing …, page 3

8. Please revise to indicate, to the extent known, the amount of funding needed within the next 12 months to sustain your business operations, to pay the fees and expenses of operating as a public company and establishing your processing facilities in Albania.

Mr. Larry Spirgel, Assistant Director

Securities and Exchange Commission

April 16, 2013

We have revised this risk factor as you requested. Please see page 14 of the Amendment.

Because we may never earn revenues from our operations …, page 3

9. Please revise to briefly indicate how long the company has been in existence.

We have revised the risk factor, as you requested. Please see page 14 of the Amendment.

14. Please revise to indicate the amount of your retained earnings deficit that limits your ability to pay dividends.

We have revised the information to include the amount of our retained earnings deficit. Please see page 23 of the Amendment.

17. We note that the penultimate paragraph of page 13 defines Petrosonic Albania Sha. as the “Business” and indicates that your disclosure in the prospectus will be about this entity. You then only use that defined term in the sentence that immediately follows. Most of the prospectus appears to use the term “Petrosonic Albania” to describe the business. For the sake of clarity, to the extent you intend to refer to Petrosonic Albania Sha. as “Petrosonic Albania,” please revise the aforementioned defined term accordingly. Furthermore, please refer to Petrosonic Albania Sha. as your subsidiary when it is first discussed.

We have deleted the definition of “Business”. Please see page 1 of the Amendment.

19. We note your statement that “for a complete description of the Transaction, and the Purchase Agreement please refer to the Form 8-K we filed with … on July 31, 2012.” Please revise your document to address, in an appropriate location, the material terms of the transaction with Sonoro Energy Ltd. including the asset purchase from Sonoro Energy Ltd. and the consideration paid for the technology to treat and upgrade heavy oil by sonicated solvent de-asphalting.

While we believe that the description of the Transaction included the information requested by this comment, we have expanded the discussion to include additional information regarding the Transaction. Please see page 2 of the Amendment.

20. We note your statement that the company’s office in Fier, Albania is offered to the company free of charge by the Albanian partner until the company has the requisite funding in place for a lease agreement. Please revise to identify the Albanian partner and clarify the terms and ownership of the partnership with the ‘Albanian partner’. To the extent appropriate, describe the transaction with such partner in your related party transaction disclosure on page 37.

We have revised the discussion to include information regarding the name and ownership of the party referred to as the “Albanian partner”. We have also included this information in the section of the Amendment discussing related party transactions. Please see pages 22 and 34 of the Amendment.

Mr. Larry Spirgel, Assistant Director

Securities and Exchange Commission

April 16, 2013

22. We note your disclosure on page 15 that you expect to expand your facilities over the next 3-5 years to 15,000 barrels per day. Please also describe how you anticipate funding such expansion.

We have deleted this disclosure from the discussion. Please see page 3 of the Amendment.

23. We note your statements that “5,000 barrels of oil per day (“bopd”) this would equate to increased revenues of approximately $6/barrel (BBL) or around $11 million per year (based on $100/bbl brent oil)” and “Petrosonic expects to expand its facilities over the next 3 to 5 years to 15,0000 bopd as Albanian oil production increases.” We note that you also make these projections in the Operation Plans and Business Focus section on page 23. Please revise to provide a reasonable basis for these projections. We are unclear as to the reasonable basis for these projections considering that the company has not operated any facility to upgrade heavy oil through the rapid de-asphalting by sonication of the oil. Additionally, the company has not generated any revenues from operations and has incurred losses from operations to date. Absent a reasonable basis for these projections, such as historical processing rates or historical operating trends that support your projections, you must revise your documents to delete these projections.

We have deleted this information, as you requested. Please see page 3 of the Amendment.

24. We note your disclosure that “the Company will appeal the expired priority claim to reinstate the priority claim” regarding the United States patent application. Please clarify the meaning of your statement. Has the company’s priority claim already expired? We may have further comment.

The priority claim had expired and we have revised the disclosure to indicate that. Please see page 11 of the Amendment. On April 10, 2013 the Company was advised that the U.S. Patent and Trademark Office granted its request and the utility patent is currently awaiting examination.

31. We note your brief references to your Richmond and Turin facilities. To the extent such facilities are material, please expand your disclosure in the prospectus to address the nature of such facilities and your plans for them.

We do not have facilities in either Richmond or Turin. Instead, we have equipment at each of those locations. Please see our response to comment 42 below. We have revised this information to make it understandable to the reader. Please see page 2 of the Amendment.

32. We note your statement that “while revenue per facility will be less (estimated at 50%), no capital and minimal support will be required.” We are unclear as to the reasonable basis for this projection of the amount of revenue per facility. Absent a reasonable basis for this projection, you must revise your document to delete this projection.

Mr. Larry Spirgel, Assistant Director

Securities and Exchange Commission

April 16, 2013

We have deleted this projection, as you requested. Please see page 3 of the Amendment.

33. We note your reference to the development and distribution of asphalt within the market in the third bullet point of this section. You do not appear to address your plans for distributing asphalt elsewhere in the prospectus. Please revise under Our Business as appropriate to discuss your anticipated principal products and services and the distribution methods of such services. Please refer to Item 101(h)(4) for guidance.

We have deleted the reference to the development and distribution of asphalt from the bullet points included on page 4 of the Amendment. We have included a paragraph following the bullet points which explains that, while we are considering selling the asphaltines generated by our processing, we are not currently engaged in this business opportunity. Please see page 4 of the Amendment.

34. Please supplementally provide us with copies of the various sources you cite in this section.

We would like to provide you with copies of the sources cited in the Amendment via e-mail, if that is acceptable to you. Please contact our legal counsel, Kevin Friedmann, Esq., to advise him if this is acceptable.

35. We note that you support certain disclosure by reference to Schlumberger’s website. The link you provide does not appear to be the source of all of such disclosure. To the extent you drew such information from other pages on that website, please provide the full, correct link.

Because the Schlumberger website has changed since the filing of the Form 10-K/T and we were unable to locate the information on that website, we have provided other web addresses with the same information. Please see pages 5 through 7 of the Amendment.

36. Please revise to clarify the relevance of the “multibillion dollar opportunity” described in this section to your business.

We have revised the disclosure as you requested. Please see page 7 of the Amendment.

37. Please revise to clarify the reference to “economic infrastructure stimulus measures being implemented.”

We have revised the disclosure to clarify the reference to the economic infrastructure stimulus measures. Please see page 8 of the Amendment.

Mr. Larry Spirgel, Assistant Director

Securities and Exchange Commission

April 16, 2013

38. Please revise here and throughout the prospectus to clearly distinguish between your patents and your patent applications. For example, you refer to your “patented” Sonoprocess and “patented” electromagnetic drive in various locations, but then you provide a list of provisional and PCT applications in this section. Please revise accordingly and also disclose the duration of such intellectual property. Please refer to Item 101(h)(4)(vii) of Regulation S-K.

We have revised the disclosure to delete the word "patented", since no patent has yet been issued to the Company. Please see pages 10, 11 and 13 of the Amendment.

39. We note your disclosure in the third paragraph of this section regarding the design of the equipment being based on an estimation of the required solvent and type of crude oil. Please expand your disclosure regarding the necessity for regional variations in the designs of your equipment and the types of delays that could result from different variations.

We have revised the disclosure as you requested. Please see page 12 of the Amendment.

40. Please revise to indicate the number of consultants used by the company and briefly indicate the consulting services provided to the company.

We have revised the disclosure as you requested. Please see page 13 of the Amendment.

41. Please expand your disclosure in this section to discuss the specific laws applicable to your business and their effect on your business. Also, discuss when you plan to apply for the fire permit in Albania and provide an update on the status of the environmental permit. Finally, discuss governmental regulations on your business in Canada and Italy to the extent material.

We have revised the disclosure to discuss the requirements of Albanian environmental laws. It is our intention to update the information on the status of our application for the fire permit and the environmental permit in an amendment to the Form S-1 registration statement, since the information in the Amendment speaks as of the filing date, which was October 11, 2012.

42. Please revise your disclosure in this section to discuss your Sonoprocess facility in Richmond, British Columbia and your solvent recovery system located in Turin, Italy. In this regard, discuss the suitability, adequacy, productive capacity and extent of utilization of your facilities, not just the suitability of your facilities for “management operations.” Please see instruction 1 to Item 102 of Regulation S-K.

As noted above, the Company does not have a Sonoprocess facility in Richmond, British Columbia or a solvent recovery system located in Turin, Italy. The Company has a sonicator (sonic reactor) located in Sonoro's facility in Richmond, British Columbia and it had a solvent recovery unit, which is an air exchanger, located in a facility in Turin, Italy. The solvent recovery unit has been moved to the Company's facility in Albania.

Mr. Larry Spirgel, Assistant Director

Securities and Exchange Commission

April 16, 2013

43. Please revise to identify the director who is allowing the company to use his office without charge. Also identify the Albanian partner who is allowing the company to use its office space without charge until the company signs a lease agreement.

As noted in our responses to comment 20, the “Albanian partner” is Albnafta Ltd., an entity wholly owned by Mr. Agolli.

44. We note that both of your officers appear to also work for other companies. Please disclose the number of hours per week they intend to devote to your business.

We have included this information as to Mr. Agolli, who was the sole officer in October 2012. Please see page 28 of the Amendment.

45. Please revise your description of Mr. Agolli’s business experience to provide the business experience for the last five years as required by Item 401(e)(1) of Regulation S-K. We note the gap from August 2008 to February 2009. Please also clarify Mr. Agolli’s role with BNK Petroleum.

We have revised the disclosure as you requested. Please see page 28 of the Amendment.

46. We note you indicate that Mr. Agolli co-founded Sonoro Energy, Ltd. Please indicate if Mr. Agolli has any equity ownership interest in Sonoro Energy, Ltd and the amount of his equity ownership. Also clarify Mr. Agolli’s relationship with Sonoro Energy since January 2012. Specifically address whether Mr. Agolli has provided any services to Sonoro Energy Ltd. since January 2012 and the type of services provided.

We have included the information relating to Mr. Agolli’s relationship with Sonoro, as you requested. Please see page 28 of the Amendment.

48. Briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Agolli should serve as a director for the company in light of the company’s business and structure. See Item 401(e)(1) of Regulation S-K.

We have included this disclosure, as you requested. Please see page 28 of the Amendment.

49. Please revise the first paragraph in this section to clearly indicate that the summary compensation table covers all compensation awarded to, earned by, or paid to the named executive officers.

We have revised this disclosure as you requested. Please see page 31 of the Amendment.

50. We note the reference on page F-9 to shareholders contributing $327,578 for the building built in Albania in 2011. Please provide the disclosure required by Item 404(d) with respect to this transaction.

Mr. Larry Spirgel, Assistant Director

Securities and Exchange Commission

April 16, 2013

We have included the information in the discussion of related party transactions, as you requested. Please see page 34 of the Amendment.

51. We note that Mr. Art Agolli is the Chief Executive Officer, President and sole director of the company. We also note that on April 17, 2012, the company entered into an assignment agreement with Mr. Art Agolli pursuant to which Mr. Agolli agreed to convey to the company all of his right, title and interest in a letter of intent with Sonoro Energy Ltd. the holder of all of the legal and equitable rights and entitlements to a sonic reactor and technology that Sonoro developed for the treatment and upgrading of heavy oil by sonicated solvent de-asphalting. Please revise to provide the disclosure required by Item 404(a) regarding the transaction where the company acquired the assets and technology from Sonoro Energy Ltd. on July 27, 2012.

We have included the information in the discussion of related party transactions, as you requested. Please see page 35 of the Amendment.

53. Please revise to indicate the number of persons in the group ‘All Officers and Directors as a Group’ noted in the beneficial ownership table.

We have included this information as you requested. Please see page 34 of the Amendment.

Financial Statements

Petrosonic Albania Sha

Note 1 – Organization, Nature of Operations, and Summary of Significant Accounting Policies, page F-7

Property and Equipment, net, page F-7

55. We note your disclosure that you have not recognized depreciation since inception as none of the equipment has been used in operations. Please tell us why you have not commenced depreciating the equipment given that it is available and ready for use, consistent with U.S. GAAP. Please cite the specific authoritative literature you are relying on for your conclusion in your response. This comment also applies to the post-merger financial statements of Petrosonic Energy.

The disclosures have been revised in the amended Form 10KT to state that the property and equipment was not depreciated during 2011 or 2010 because it was not yet ready for use. The assets were under construction during these years. The assets being constructed consist of the following:

Machinery and equipment. We have not recognized depreciation expense on machinery and equipment because the production line of which such machinery and equipment is a part has not been completed. It should be noted that we expect that the production line using the equipment acquired through December 31, 2011 and in 2012 is expected to be ready for use during 2013, at which time we will begin taking depreciation. It should also be noted that equipment for another production line (different purpose) has been received during 2013 and is expected to be ready for service during the third quarter of 2013 at which time we will begin taking depreciation.

Mr. Larry Spirgel, Assistant Director

Securities and Exchange Commission

April 16, 2013

Buildings. We have built three buildings, two of which were completed in early 2012. None of the buildings were completed or ready for use during 2011 or 2010. We began taking depreciation on the completed buildings in 2012. The depreciation was calculated on a straight-line basis over an estimated useful life of 10 years. The useful life was estimated based on the nature of the construction of the buildings and their intended use.

56. Please provide in a separate note the disclosures required by FASB ASC 360-10-50, as applicable, for your Property and Equipment for all financial statement periods presented.

We have inserted the disclosures required under FASB ASC 360-10-50 in the financial statements of Petrosonic Albania Sha. Please see Note 3 to the Petrosonic Albania financial statements in the amended Form 10KT.

Note 3 – Related Party Transactions, page F-9

57. Tell us and expand the note to disclose how Petrosonic Albania Sha valued the building contributed by the shareholders, e.g., fair value, predecessor cost, etc.

Petrosonic Albania Sha has valued the buildings at its cost of construction. The buildings were not contributed to the Company by shareholders. Rather the shareholders contributed cash to Petrosonic Albania Sha during both 2010 and 2011. In 2010, the investment was made primarily for the purchase of machinery and equipment. In 2011, the investment was made primarily for the construction of the buildings. The footnotes to the financial statements have been edited to clarify the form of investments.

Note 5 – Shareholder’s Equity, page F-9

58. Please describe the method of accounting utilized for the purchase of Sonoro Energy’s heavy oil technology license in exchange for 60,000 common shares.

Sonoro contributed the heavy oil technology license in exchange for stock in Petrosonic Albania Sha. The 60,000 shares were issued at inception to Sonoro who is one of the founders. The fair value of the common shares at inception was determined to be nominal. The license was valued at the contributor’s basis which was zero.

Updating

59. We note you acquired Petrosonic Albania Sha on July 27, 2012 and have only provided its financial statements through December 31, 2011; please provide unaudited interim financial statements of Petrosonic Albania Sha as of and for the six months ended June 30, 2012. However, if you believe Petrosonic Albania Sha is your predecessor, please provide its financial statements on an audited basis through July 27, 2012.

Mr. Larry Spirgel, Assistant Director

Securities and Exchange Commission

April 16, 2013

We believe that Petrosonic Albania Sha is the predecessor company for GAAP accounting purposes. We are providing the audited financial statements for that company for the period through July 27, 2012, the date of closing of the asset acquisition transaction. These will be included in the Form 10K for fiscal 2012. In the Form 10KT , we have provided the audited financial statements for Petrosonic Albania Sha for fiscal 2011 and 2010, including the inception to date financial information required in those filings.

Petrosonic Energy Inc.

Financial Statement Presentation

60. Please provide prior year information comparable to your transition period for the two months ended December 31, 2011. Please note this information may be unaudited and may be provided on the face of the financial statements or in the footnotes to the financial statements. Also, ensure to include a discussion of the comparative period within Management’s Discussion and Analysis, as applicable.

We have included the unaudited financial statements for the two month period ended December 31, 2010 for Petrosonic Energy, Inc. in the Amendment.

Notes to the Financial Statements

General

61. Please provide the disclosures required by FASB ASC 360-10-50, as applicable, for your Property and Equipment for all financial statement periods presented.

We do not believe that disclosure under FASB ASC 360-10-50 is required or appropriate as Petrosonic Energy, Inc. did not have any property and equipment during the periods presented in the Form 10KT (fiscal 2011 and 2010). We have inserted the disclosures required under FASB ASC 360-10-50 in the financial statements of Petrosonic Albania Sha. As Petrosonic Albania did have property and equipment during the periods presented. Please see Note 3 to the Petrosonic Albania financial statements in the amended Form 10KT.

62. Please provide the disclosures required by FASB ASC 350-30-50, as applicable for your Intangible Assets for all financial statement periods presented.

We do not believe that any disclosure under FASB ASC 350-30-50 is required or appropriate as we do not carry any costs related to intangible assets on our books. The amount reflected in the balance sheet for the nine-months ended September 30, 2012 was an estimate at the time, which estimate was subsequently changed as of December 31, 2012.

Note 2: Purchase of Petrosonic Albania Sha, page F-22

Mr. Larry Spirgel, Assistant Director

Securities and Exchange Commission

April 16, 2013

63. Please tell us how you considered the contingent consideration (i.e. 10% royalty interest on future revenues) in your analysis of the total purchase price paid to Sonoro Energy Ltd.

We are still in the development stage, we are continuing to develop our technology and we have not yet completed our first production facility. As disclosed in our filings, there are many risks associated with getting our company to the point of being able to produce product or to generate revenue from that product. We will need to raise substantial additional amounts of money in order to be able to further our revenue plan, including obtaining customers and being able to produce product. Further it is likely that our first revenue will be of a type of production that is not covered by the royalty obligation. Accordingly, there is not a sufficient basis for determining that we will ever be able to produce product to generate the type and amounts of revenue that will be required for the royalty payment to have a value to the contingent obligation. We estimated the fair value of the royalty interest to be nominal.

Note 5: Capital Stock, page F-24

64. Please tell us how you accounted for the issuance of 20,000,003 common shares to Art Agolli, valued at $160,000, in exchange for all of his interest in a letter of intent with Sonoro Energy Ltd.

In 2012, we issued 20,000,003 shares of common stock to Art Agolli in exchange for a letter of intent with Sonoro related to the a proposed purchase of assets from Sonoro. We valued the acquisition of the letter of intent at $160,000, which was the market value of the stock issued in exchange for the letter of intent. We expensed the cost of the letter of intent on the basis that the letter of intent did not have an ascertainable value since it was not binding on the parties. The company expensed the cost of the letter of intent as compensation expense paid to Mr. Agolli, our Chief Executive Officer.

In responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter has adequately addressed your comments. If you have additional comments or questions, please contact Kevin Friedmann, Esq. via e-mail at kfriedmann@richardsonpatel.com or by telephone at (212) 561-5559.

Mr. Larry Spirgel, Assistant Director

Securities and Exchange Commission

April 16, 2013

Very truly yours,

PETROSONIC ENERGY, INC.

By:	/s/ Art Agolli
Art Agolli
Chief Executive Officer